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                                                                 EXHIBIT (a)(10)


FOR IMMEDIATE RELEASE      CONTACT: Immucor, Inc.
                                    Edward Gallup, Steve Ramsey or Connie Vinson
                                    770-441-2051

                   IMMUCOR, INC. COMPLETES CASH TENDER OFFER
                          FOR GAMMA BIOLOGICALS, INC.


NORCROSS, GA. -- October 26, 1998 -- Immucor, Inc. (NASDAQ: BLUD) and Gamma Biologicals, Inc. (AMEX: GBL) today jointly announced that the tender offer of Immucor, through its wholly-owned subsidiary, Gamma Acquisition Corporation, for all the outstanding shares of common stock of Gamma Biologicals at a price of $5.40 per share, expired at 12:00 midnight, on Friday, October 23, 1998. According to the depository for the offer, 4,285,810 shares, representing approximately 92.7% of the issued and outstanding shares of Gamma Biologicals, were tendered pursuant to the offer (including approximately 20,956 shares subject to guarantees of delivery). Immucor has notified the depository that it will purchase all shares tendered.

Immucor plans to promptly effect the merger of Gamma Acquisition Corporation into Gamma Biologicals. In the merger each remaining outstanding share of Gamma Biologicals will be converted into the right to receive $5.40 net in cash and Gamma Biologicals will become a wholly-owned subsidiary of Immucor.

Edward L. Gallup, Immucor's President and CEO, stated "We are pleased to complete the acquisition of Gamma Biologicals. I would like to welcome the customers and employees of Gamma Biologicals to the Immucor team."

Commenting further, Mr. Gallup said, "The combined strengths of Immucor and Gamma will enable us to provide a broad range of products and services. We will offer the most comprehensive product line in the blood bank serology business including two emerging technologies, Capture(R) and ReAct(R). These two technologies, applied to our family of automated systems, will fuel future growth and position Immucor as the leading company in our industry."

Immucor, Inc., founded in 1982, manufactures and sells a complete line of reagents and systems used by hospitals, reference laboratories and donor centers to detect and identify certain properties of the cell and serum components of blood prior to transfusion. Immucor markets a complete family of automated instrumentation for all of its market segments. Immucor's fiscal 1998 revenues were approximately $40 million.

For more information on Immucor, please visit the Company's website at www.immucor.com.

This press release may contain forward-looking statements as that term is defined in the Private Securities Reform Act of 1995, including, without limitation, statements concerning the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. Further risks are detailed in the Company's filings with the Securities and Exchange Commission, including those set forth in the Company's most recent Form 10-K and Quarterly Reports on Form 10-Q.


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